FORM 51-102F3

MATERIAL CHANGE REPORT FOR ENTERRA ENERGY TRUST

ITEM 1            Name and Address of Company:

Enterra Energy Trust.

2600, 500 – 4th Avenue S.W.

Calgary, Alberta

T2P 2V6

ITEM 2            Date of Material Change:

The material changes occurred on March 22, 2006, May 15, June 5 and effective June 15, 2006.

ITEM 3            News Release:

A news release was issued on June 8, 2006 via Business wire (including CNN Matthews).

ITEM 4            Summary of Material Change:

On June 8, 2006, Enterra Energy Trust (“Enterra”) announced the appointment of three executives to fill newly created positions, the promotion of Mr. John Reader and the resignation of John Kalman.

ITEM 5            Full Description of Material Change:

On June 8, 2006 Enterra announced the appointment of Victor (“Vic”) Roskey as Senior VP Finance & Administration and interim CFO and James (“Jim”) Tyndall as Senior VP Operations & COO, and Kim Booth as VP & COO US Operations.  In addition, Enterra announced the promotion of John Reader from the position of VP Operations & Engineering to Senior VP Corporate Development.  Enterra also announced the resignation of John Kalman, effective June 15, 2006.  Mr. Kalman had been Chief Financial Officer since June 2005.

Vic Roskey brings to Enterra over 20 years of broad financial experience, including the areas of project finance, investment banking, corporate restructurings, and mergers and acquisitions. He has served as a director of numerous private and public companies, and for the last 10 years he managed private equity funds focused on the oil and gas sector. Most recently he was Managing Director, Private Equity with Scotia Waterous.  Mr. Roskey holds a Bachelor of Laws degree from Osgoode Hall Law School.

Jim Tyndall is a Professional Engineer with 24 years of diverse technical and management experience in the oil and gas industry, both domestically and internationally.  Over the past four years, Mr. Tyndall has held senior positions with three successful junior exploration companies involved in finding and developing properties in Western Canada.  Earlier, he was with EnCana Corporation and its predecessor, PanCanadian Petroleum Ltd. for a total of 11 years, working in technical and management positions, including a four-year stint in Siberia.  Mr. Tyndall was also with Hurricane Hydrocarbons in the Republic of Kazakhstan. Mr. Tyndall holds a Bachelor of Science degree in Engineering from the University of Saskatchewan.

Kim Booth joined Enterra Energy Trust in connection with Enterra’s acquisition of producing Oklahoma assets, which conducted business as Altex Resources, Inc.  Ms. Booth has been Altex’s CEO since 2001, and has been responsible for managing the land, drilling, production and development activity on the Oklahoma acreage, where a total of 130 wells have been drilled.  Before being named CEO, Ms. Booth was the Operations Manager for Altex Resources.  Ms. Booth holds a Bachelor of Science degree in Petroleum Engineering Technology from Oklahoma State University and has been employed in the oil and gas industry for 22 years in various engineering, operations and management positions.

Complete details are available at www.sedar.com.

ITEM 6            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7             Omitted Information:

Not applicable.

ITEM 8            Executive Officers:

E. Keith Conrad, President and CEO and Vic Roskey Senior Vice-President Finance and Administration and Interim CFO are knowledgeable about the material change set forth herein and can be reached at (403) 263-0262 (telephone).

ITEM 9            Date of Report:

June 14, 2006.